UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ______

MIZATI LUXURY ALLOY WHEELS, INC.
 (Exact Name of Small Business Issuer in its charter)

California	95-4841349
(State of Incorporation)	(IRS Employer ID No.)

1681 West 2nd Street
Pomona, CA 91766
 (Address of Registrant's Principal Executive Offices) (Zip Code)

c/o Hazel Chu
1681 West 2nd Street
Pomona, CA 91766
Telephone: 909-525-1368
Facsimile: 909-525-1369

With a copy to:

Kristina L. Trauger, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
Telephone:  732-409-1212
Fascimile:  732-577-1188

 (Name, Address and Telephone Issuer's telephone number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act:

Title of each class to be so registered	Name of Exchange on which each class is to be registered
Common Stock $0.0001 Par Value	NASDAQ OTC BB

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
NonNon-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

Table of Contents

The cross-reference table below identifies where the items required by Form 10 can be found in the statement.

Item No.	Item Caption	Location in Form 10

1	Description of Business	page 3
1A	Risk Factors	page 6
2	Management, Discussion, and Analysis	page 6
3	Description of Property	page 11
4	Security Ownership of Certain Beneficial Owners and Management	page 11
5	Directors, Executive Officers, Promoters, and Control Persons	page 11
6	Executive Compensation	page 12
7	Certain Relationships and Related Transactions	page 12
8	Legal Proceedings	page 13
9	Market for Common Equity and Related Stockholder Matters	page 13
10	Recent Sale of Unregistered Securities	page 14
11	Description of Securities	page 14
12	Indemnification of Officers and Directors	page 15
13	Financial Statements	F-2
	Report of Registered Independent Auditors	F-8
	Notes to Consolidated Financial Statements	F-7
14	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	page 16
Exhibit 3.1	Restated Articles of Incorporation of Mizati Luxury Alloy Wheels
Exhibit 3.2	By-Laws

ITEM 1.  DESCRIPTION OF BUSINESS.

(a) Business Development

Mizati Luxury Alloy Wheels, Inc. (“Mizati”, “we”, “us”, “our”, the "Company" or the "Registrant") was incorporated in the State of California in January 2001. We are a designer, importer, and wholesaler of custom alloy wheels for cars, SUV’s and light pickups.

(b) Business of Issuer

The Company operates in the wheels, tires, and suspension segment of the specialty automotive equipment market.  The Company’s mission is to be the premier brand and designated source for high-quality, value-priced wheels, rims, and automotive accessories in the United States within the next three to five years, while also penetrating into international markets.  Mizati works with three factories out of China that supply all of the raw materials as well as the finished product.  These factories are Nanjing Huashun Co. Ltd, Jiangsu Kaite Auto Parts Co. Ltd, and Jiangsu Dare World Light Alloy Co. Ltd.

The Specialty Equipment market is best defined by what it allows consumers to do—to customize and personalize their vehicles with custom parts and accessories.  Not to be confused with the automotive aftermarket which encompasses repair and replacement parts, automotive specialty-equipment products are purchased out of choice rather than necessity.  According to a Specialty Equipment Marketing Association (SEMA) study, the wheels, tires, and suspension segment of this market has grown at annual rate of approximately 8% over the last decade with annual sales of $9.2 billion in 2007.  In 2007, this segment composed 24% of the Specialty Equipment Market.  The custom wheel market is generally divided into five product categories; aluminum wheels, composite wheels, modular wheels, steel wheels and custom wheel accessories.  Information regarding the source can be found in the report titled, “2007 SEMA Market Study” by Jim Spoonhower.  This is available to SEMA members only on the sema website, www.sema.org.

For the year ended December 31, 2007 we generated revenues of approximately $4.35 million, which comprises approximately 0.047% of the wheels, tires, and suspension segment,. and had a net loss of $996,044.  The revenue and net loss for nine months ended September 30, 2008 was $2.27 million and $847,390 respectively.

The wheel industry was historically founded on the basis of racing and performance products and was originally driven by street racing and hot rods.  Over time, the industry has shifted away from performance attributes and instead become more of an urban style-driven market and a discrete off-road market.

The Company’s products are targeted at four discrete categories of purchaser:

➢
Light trucks: The light-truck market is that part of the industry that produces and sells the parts that change the appearance, performance and/or handling of light-trucks (pickups, vans, and sport utility vehicles). This niche is the largest of all in this segment.

➢	Street performance: The street performance market is focused on high performance modern cars such as the Ford Mustang ™ and the Chevrolet Corvette ™.
➢	Restyling: The restyling market involves the aftermarket addition of products, such as wheels, to new vehicles.
➢	The “off road” market which is comprised of sport utility vehicles and larger off road trucks.

Target Market

The urban lifestyles market is generally comprised of enthusiasts who are trend-conscious and place a heavy emphasis on style.  This market can be impulse-buy oriented and its purchase decisions are influenced by radio, television programs, and popular publications.  In addition to this particular market, we also cater to car enthusiasts.  The general demographic of this market are males ranging from ages 18-35 and is all encompassing in terms of ethnic backgrounds.  We have noted a recent shift trending towards a greater number of purchases by females.

Products

We have three lines of wheel products for cars, trucks, and sport utility vehicles.  The lines are identified as the Mizati, Hero, and Zati product lines.

The Zati line is comprised of six products – the Fix, Blast Furious, Drift, Piper, Strength and Galan. The Hero line is comprised of ten products which are the Rebel, Rogue, Ronin, Saint, Sage, Savant, Salient, Seer, Maestro and Amore.  The Mizati line is comprised of fifteen  products which are the Ace, Apollo, Double D, Klick, Lotus, Face Off, Fusion, Manza, I Candy, Illuminati, Stix, X ta C, Toro, Grand and Grande.

Currently, the Company’s product pipeline is composed of one-piece alloy wheels ranging from 18” to 26” in diameter of various widths.  One-piece cast wheels are manufactured using a simple and rapid production process where the rim and the center is molded as one integral unit thereby eliminating the costs associated with an outside supplier of outer rims and reduced assembly and handling costs.

The majority of our wheels are chrome, but we do carry certain styles in black or silver.  In the wheel industry, sizing tends to dictate pricing.  For example, the larger the wheel, the greater the price, and the higher the profit margin.  Our wheels range anywhere from $120 for an 18” to $425 for a 26”.  However, we do provide volume discounts for bulk shipments to our distributors.

We continually assess industry trends, the marketplace and product positioning. The Company is committed to adding selected new product lines in order to build its customer loyalty into a broader based business. Mizati currently has three different product lines: Mizati, Hero, and Zati.  By manufacturing three separate lines, Mizati has improved its ability to retain larger accounts by offering exclusivity of a particular line to selected distributors.

As we develop new designs for 2009, we will focus on differentiating the product lines.  Mizati will be our high end line with designs in one piece molds, as well as off-road designs.  We will also develop a smaller line to include 17” wheels.  Hero will be all chrome, one-piece wheels whose styles reflect current trends in the industry.  Zati line will be composed mainly of painted wheels which allow consumers to color match wheels to their vehicle.

Sales Cycle

Our sales tend to be seasonal in nature based on a nine month sales cycle.  Industry sales usually ramp up in February and begin to slow down in October.  This is due in large part to the annual SEMA show in November where distributors are eager to see and place orders for next year’s lines.  In addition, increment weather in late fall and winter reduces demand for aftermarket wheels.  The introduction of new products coincides with the industry wide “nine month sales cycle”.

Distribution

We distribute our products through wheel and tire distributors both nationwide and internationally.  Through our distribution network, products are available for retail purchase at wheel stores as well as some of the major tire stores including Firestone, America’s Tire, Les Schwab Tire Center and Discount Tires.  Geographically, the largest markets for our products are Southern California, Texas and Florida.  Our five largest distributors are spread over the following regions: Texas, North Carolina, California, and Mexico.  We have successfully established distribution of our products in key regions of the United States.

We currently have 307 distributors that sell our products.   Our top five distributors based on total sales for 2007 are ETI: $657,562, Avante: $496,928, Southern Wheel Distributors: $332,161, Rent A Wheel: $240,854, and Savas Wholesale Inc: $235,506.  As a total percentage of 2007 sales, these top five distributors composed the following, respectively: 15%, 11.4%, 7.6%, 5.5%, and 5.4%.  As we expand our outside sales force nationwide over the next couple years, we expect be able to penetrate into new markets.  Our revenue base is well diversified in that no distributor makes up the majority of our revenues.  It is spread relatively evenly across our total distributor base.  This revenue mix ensures that the loss of a key account would not adversely impact our total revenue.

Manufacturing

We work with four separate manufacturing facilities in China which are located in Jiang Su and the Nanjin provinces.  Our four manufacturing partners are Nanjing Huashun Co. Ltd, Jiangsu Kaite Auto Parts Co. Ltd, Max Fung Trading Co., and Jiangsu Dare World Light Alloy Co. Ltd.  This allows for redundancy in the event that one manufacturer is unable to timely manufacture our products.   Orders are generally delivered to our warehouse within 45 days of order placement.  New wheel designs can take up to 75 days for shipment due to the time it takes for mold design.

We do not face the risk of limited supply with our raw input materials, but are subject to fluctuations in the price of materials.  In the past we have been able to negotiate terms with our manufactures that allow us to lock in a set price for the year.  In order to lock in prices, we have historically made volume commitments to our manufacturing partners.  In late 2007, China signed a memorandum rescinding a raft of tax breaks and subsidies.  As a result of this, along with higher raw material prices, our manufacturing partners in China did not allow us to lock in prices for 2008.  Accordingly, our production costs are subject to market fluctuations.  These trends do not affect us exclusively, but rather the industry as a whole.  We have established strong relationships with all of our manufacturing partners and expect these partnerships to continue for the long term.

Trademark/Brand Recognition

Brand identity is the key to success in the wheel industry.  We are a young company that has worked hard to develop a strong brand name through the introduction of high quality products, a robust product pipeline, strategic marketing campaigns, and solid relationships with distributors.  As we launch new marketing initiatives in fiscal year 2008, we hope to enhance our brand awareness.  In early 2008, we implemented a strategic marketing campaign including a media campaign with Dub Magazine ® and Lowrider Magazine ™.  These initiatives consist of a full one-page ad in both magazines each month for the entire calendar year.  Dub Magazine ® and Lowrider Magazine ™ are the premier industry publications addressing urban automotive lifestyles.  These magazines feature pro athletes, hip hop stars and other celebrities, and continue to be the pulse of the urban automotive market.

We are scheduled to participate in the Dub ® 2008 Custom Auto Show and Concert ™ National Tour.  In 2007, the Dub ® Custom Auto Show and Concert ™ National Tour had a total of approximately 250,000 attendees.  We will set up booths at these various events networking with distributors and promoting the brand name.  In addition to the Dub ® 2008 Custom Auto Show and Concert ™ National Tour, we will also be participating in the annual Specialty Equipment Market Association (“SEMA”) show in November 2008.  The SEMA show, which averages 400,000 domestic and international buyers, attracts industry leaders from around the world to showcase their product.  In addition, in keeping with the urban demographic of our customers, we intend to sponsor an array of music, sports, and industry related events.

Competitive Landscape

The Specialty Automotive Equipment market is highly fragmented with small private companies.  Notable private competitors include Giovanna Wheels ™, Asanti Wheels ™, and Lexani Wheels ™.  Competition in this market revolves around price, quality, reliability, styling, product features, and warranty.  Pricing of competitors products tends to be slightly higher than ours.  At the dealer level, competition is based mainly on sales and marketing support programs, such as financing and cooperative advertising.  Giovanna Wheels ™, Asanti Wheels ™, and Lexani Wheels ™ possess stronger financial capabilities, deeper distribution channels, and strong brand awareness which in turn provide formidable competition for a young company the size of Mizati which does not possess similar financial resources..

Industry Regulations/Standards:

Industry guidelines and regulations are established through Congress and monitored by the National Highway Traffic Safety Administration (NHTSA) under the umbrella of the Department of Transportation (DOT).  In response to the Firestone/Ford sport utility vehicle tire recalls, Congress enacted the Transportation, Recall Enhancement, Accountability, and Documentation (TREAD) Act, on November 1, 2000. TREAD required the NHTSA to multiple rulemaking actions in a variety of areas including tire safety standards.  The DOT develops, promotes, and implements effective educational, engineering, and enforcement programs directed toward ending preventable tragedies and reducing safety-related economic costs associated with vehicle use and highway travel.  We are in compliance with DOT regulations regarding our wheels.

Governmental Operations

Our business is affected by numerous laws and regulations in the following areas: energy, environment, and automotive.  We plan to develop internal procedures and policies to ensure that our operations are conducted in full and substantial regulatory compliance.

Failure to comply with any laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We believe that our operations comply in all material respects with applicable laws and regulations, and that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in the automotive industry. We do not anticipate any material capital expenditures to comply with federal and state environmental requirements.

Research and Development

We do not have a budget specifically allocated for research and development purposes.  Our research costs are minimal.  We initiate design ideas in-house among our creative team, select what we believe are the best ones, and collaborate with our design team in China to create a final sketch.  Our design team there works closely with our manufacturing partners to create a sample product.  After we approve a physical sample design, we move forward with production.  Because our in-house design team fits the demographic profile of our customers, we feel we have been able to create innovative wheel designs that both reflect current trends and fashions while still appealing to our target consumer’s desire for individuality.

Employees

As of December 31, 2008 we had four full time employees and six 1099 contractors.   A 1099 independent contractor is a person or business who performs services for the Company who is not subject to our control, or right to control, the manner and means of performing the services.

Reports to security holders.

         (1) The Company is not required to deliver an annual report to security holders, and at this time does not anticipate the distribution of such a report.

         (2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

         (3) The public may read and copy any materials the Company files with the SEC in the SEC's Public Reference Section, Room 1580, 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Item 1A: Risk Factors.

Not applicable because we are a smaller reporting company.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Certain statements contained in this report, including, but not limited to, statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer, and other statements regarding matters that are not historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the “safe harbor” created by these sections. Future filings with the Securities and Exchange Commission, or SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may also contain forward-looking statements.  Because such statements include risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere throughout this Report on Form 10.

Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Overview

Mizati Luxury Allow Wheels, Inc. was founded in calendar year 2001.  We are a designer, importer and wholesaler of custom luxury alloy wheels.  The Company operates in the $9.2 billion (according to the Specialty Equipment Manufacturers Association in 2007) wheels, tires, and suspension segment of the Specialty Automotive Equipment market.  The Company's products are currently sold through a national and international distribution network utilizing a variety of sales channels including the internet, automotive catalogs, and wheel and tire distributors.  We have diversified our product portfolio into three different wheel lines which allows us to offer exclusivity to certain distributors upon their request.

Organic sales have been the key driver of the company’s growth.  The Company’s organic growth strategy has been to target distributors and wheel retailers in an effort to establish a national distribution network.  Mizati’s mission is to be the premier brand and designated source for affordable luxury wheels in the United States within the next three to five years while also penetrating international markets.

Critical Accounting Policies

Long Lived Assets

We account for the impairment and disposition of long-lived assets which consist primarily of intangible assets with finite lives and property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  Recoverability of these assets is determined by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets.  If the carrying value is determined not to be recoverable from future operating cashflows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets.  Based upon management’s assessment, there was no impairment as of September 30, 2008 and December 31, 2007.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Results of Operations for the Nine Months Ended September 30, 2008 as Compared to the Nine Months Ended September 30, 2007:

We present the table below to show how the operating results have changed on a nine months ended basis from 2008 to 2007. Next to each nine months results of operations, we provide the relevant percentage of total revenues so that you can make comparisons about the relative change in revenues and expenses.

	Nine Months Ended September 30,
	2008 (unaudited)		2007 (unaudited)
Sales:	$2,270.557	100%	$3,954,401	100%
Cost of sales	1,758,244	77.4	3,281,476	82.9
Gross profit	512,314	22.5	672,925	17.0
Selling, general and administrative expenses	1,197,743	52.7	854,122	21.5
Loss from operations	(685,429)	-30.1	(181,197)	-4.5
Net interest expense	(161,961)	-7.1	(138,580)	-3.5
Loss from discontinued operations	-	-	(127,442)	-3.2
Net Loss	$(847,390)	-37.3	$(447,219)	-11.3

Comparison of the Nine Months Ended September 30, 2008 and September 30, 2007.

Sales.    Sales decreased $1,683,844 or 42.5% to $2.27 million in 2008, compared to $3.95 million for 2007.  The decrease in sales is attributed to a sustained cyclical downturn in the economy.  Demand for aftermarket wheels has slowed as consumers’ purchasing power has weakened.

Gross Profit.    Gross profit decreased $160,611 or 23.8% to $512,314 for 2008 compared to $672,925 for 2007.  As a percentage of revenue, gross margin increased to 22.5% in the first nine months of 2008 as compared to 17.0% during the same period in 2007.  The increase in gross margin was due primarily to the company selling older inventory and reducing its cost of sales through reduced purchasing from its suppliers.  As a percentage of revenue, our cost of sales decreased by 5.5% from 2007 to 2008.  We expect gross margins to stay approximately the same for the remainder of 2008 as the company continues to sell older inventory and reduce its purchasing from suppliers.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses ("SG&A") consist principally of salary and benefit costs for executive, sales and administrative personnel, depreciation and amortization, training and recruiting, professional services and other general corporate activities.  SG&A for the nine months ended 2008 increased $343,621, or 40.2%, to $1,197,743, as compared to $854,122 for the same period of the prior year.  As a percentage of sales, our SG&A increased to 52.7% for the period in 2008, compared to 21.5% for the same period in 2007.  The increase in expense in 2008 was primarily due to increases in advertising expenses by $19,460, professional services expense by $125,514, computer services by $64,157, investor relations expense by $66,784, rental/lease expense by $189,823, and loss on sale of building by $198,221.  Such increases were partially offset by reductions in compensation expense by $207,765, promotional and trade show expenses by $44,114, warehouse and shipping supplies by $25,347, and depreciation expense by $24,211.

 Loss from Operations.    Loss from operations increased $504,232 or 278.2%, to $(685,429) in 2008 compared to $(181,197) for the prior year.  As a percentage of sales, loss from operations increased to 30.1% for the nine months ended September 30, 2008, as compared to 4.5% for the same period prior year. Loss from operations primarily increased due to the decrease in sales coupled with a decrease in gross profit and an increase in SG&A, as discussed above.

Net Interest Expense.    Interest expense increased $23,381, or 16.8%, to $161,961 for the first nine months of 2008, compared to $138,580 for the prior year.  The increase in net interest expense was primarily due to the increase in cash used in financing activities.  See the liquidity and capital resources section below for details.

Liquidity and Capital Resources

The following summarizes the key components of the Company's cash flows for the nine months ended September 30:

	September 30, 2008 (unaudited)	September 30, 2007 (unaudited)

Net cash used in operating activities	$(324,891)	$(116,108)

Net cash provided by (used in) investing activities	2,370,156	(155,281)

Net cash provided by (used in) financing activities	(1,871,107)	263,101
Net increase (decrease) in cash	$174,158	$(8,288)

The Company’s total cash on hand increased $193,440 to $225,137 or 610.2% from $31,698 for the first nine months of 2007.  This increase can be directly attributed to an increase in cash flows from investing activities of $2,370,156.  Our liquidity needs are primarily to fund working capital requirements in order to expand our facilities and network. Affected by the economy downturn, the Company started providing longer payment terms to customers in May 2008, resulting in increase in accounts receivable that contributed negative impact on operating cash flows in 2008.  The Company has strived to mitigate credit risks by obtaining accounts receivable insurance.  The procurement of inventory is the largest operating use of our funds.  We must carry certain levels of inventory in order to secure business with larger distributors.  We decreased our inventory to $684,190 for the period in 2008 compared to $707,862 in 2007 representing a decrease of 3.3%.

We had a working capital deficit of $1,257,392 for the nine months ended 2008 and $440,988 as of December 31, 2007.  As we expand our distributor base we believe that our cash requirements will increase. In order to sustain these needs, we entered into agreements to obtain external sources of liquidity.  In April 2007, the Company entered into a revolving credit agreement with a financial institution.  The credit agreement provides for borrowings up to $1.0 million based on certain defined calculations.  Under the terms of the credit agreement, interest is payable monthly at 8.00% per annum until April 2008. On May 2008, the Company and the lender have agreed to modify the line of credit by extending the term of the loan to mature in April 2009 with extra payment of $100,000 upon execution of the loan amendment.  Total principal owed at September 30, 2008 was $278,019. In February 2008, the Company entered into a revolving credit agreement with a Bank of America.  The credit agreement provides for borrowings up to $92,500. The adjusted interest rate is a rate per annum equal to the Wall Street Journal Prime Rate plus 4.5 percentage points. Total principal owed at September 30, 2008 was $92,000.  This credit line is not subject to covenants that may restrict the availability of the funds.

We may in the future borrow additional amounts under new credit facilities or enter into new or additional borrowing arrangements. We anticipate that any proceeds from such new or additional borrowing arrangements will be used for general corporate purposes, including launching marketing initiatives, purchase inventory, acquisitions, and for working capital.  The largest shareholder has orally pledged to provide financing to the company should it require additional funds.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Historically, the Company has incurred significant losses, and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy its liabilities and sustain operations.

The Company may require additional funds and may seek to raise such funds though public and private financings or from other sources. There is no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to the Company or that any additional financing will not be dilutive. The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern which assumes the realization of assets and settlement of liabilities in the normal course of business for a reasonable period of time. As of September 30, 2008, the conditions discussed above have created uncertainty about the Company's ability to continue as a going concern.

The Company, taking into account the available banking facilities, internal financial resource, and its largest shareholder’s pledge, believes it has sufficient working capital to meet its present obligation for at least the next twelve months. Management is taking actions to address the company's financial condition and deteriorating liquidity position.  These steps include adjusting the company’s product portfolio to cater to what management believes is a sustained shift in consumer demand for smaller, more fuel efficient vehicles.  Specifically, the company plans to develop a smaller sized wheel in the 17” range to fit smaller cars.  Management believes that by expanding into this market it can capitalize on consumer demand and drive revenue growth.  In an effort to mitigate freight charges, Mizati is speaking to distributors in markets outside of California about the possibility of shipping products directly from the manufacturers to their warehouse.  This would reduce our freight charges on long distance shipping orders and allow the company to offer more competitive pricing.  Management believes that this can be a key driver of expansion into new markets and revenues.

Results of Operations for the Fiscal Year Ended December 31, 2007 as Compared to the Fiscal Year Ended December 31, 2006:

We present the table below to show how the operating results have changed over the past two years. Next to each year's results of operations, we provide the relevant percentage of total revenues so that you can make comparisons about the relative change in revenues and expenses.

	2007		2006
Sales:	$4,358,259	100%	$3,874,991	100%
Cost of sales	3,641,738	83.5	3,219,648	83.0
Gross profit	716,521	16.4	655,343	16.9
Selling, general and administrative expenses	1,239,306	28.4	751,706	19.3
Loss from operations	(522,785)	-11.9	(96,363)	-2.4
Interest expense	209,715	4.8	60,216	1.5
Loss from continuing operations	$(732,500)	-16.8	$(156,579)	-4.0
Loss from discontinued operations	$(263,544)	-6.0	$—	—
Net Loss	$(996,044)	-22.8	$(156,579)	-4.0

Comparison of Fiscal Years Ended December 31, 2007 and 2006

Sales.    Sales increased $483,269 or 12.8% to $4.4 million in 2007, compared to $3.9 million for 2006.  The increase in sales is attributed to both a successful execution of our organic growth strategy and the expansion of our product portfolio.  We were able to expand our national distribution network in key regions and we introduced five new designs in 2007 that composed the majority of our sales.

Gross Margin.    Gross profit increased $61,178, or 9% to $716,521 for 2007 compared to $655,343 for 2006.  As a percentage of revenue, 2007 gross margin declined slightly to 16.4% for fiscal 2007 as compared to 16.9% in 2006.  The decrease in gross margin as a percentage of revenue was due primarily to product mix.  If the consumer demand for smaller sized vehicles is a sustained trend, we expect to experience a decrease in gross margin.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses ("SG&A") consist principally of salary and benefit costs for executive, sales and administrative personnel, stock-based compensation, depreciation and amortization, training and recruiting, professional services and other general corporate activities.  SG&A in fiscal 2007 increased $487,600, or 64.9%, to $1.2 million, as compared to $751,706 for the same period of the prior year.  As a percentage of sales, our SG&A increased to 28.4% for fiscal 2007, compared to 19.4% for 2006.  The increase is expense in 2007 was due to planned increases in compensation expense of $120,000, stock based compensation expense of $100,000, advertising expenses of $93,000, professional services expense of $61,000, and depreciation expense of $42,000.  The remaining increase of approximately $60,000 was due to increases in various operating activities related to our increased sales.

Loss from Operations.    Loss from operations increased $426,422, or 442.5%, to $522,785 in fiscal 2007, compared to $96,363 for the prior year.  As a percentage of sales, loss from operations increased to (11.90%) for the year ended December 31, 2007, as compared to (2.5%) for the prior year. Loss from operations primarily increased due to the increase in SG&A, as discussed above.

Interest Expense.    Interest expense increased $149,499, or 248.3%, to $209,715 in fiscal 2007, compared to $60,216 for the prior year.  The increase in interest expense was due to the increase in debt.  We financed the purchased of a parcel of land with buildings in late fiscal year 2006 which contributed $125,000 of the $149,499 increase in interest expense in fiscal 2007.

Loss from Discontinued Operations.  In November 2007, we closed the operations of our retail store, Wheel Lots, Inc., a retail operation focused on providing customers the ability to rent-to-own luxury alloy wheels.  Wheel Lots, Inc. began operations in July, 2007.  Expenses and operating losses from the discontinued business amounted to $263,544 and have been reflected as loss from discontinued operations in the accompanying consolidated statement of operations for the year ending December 31, 2007.   No similar balances existed in fiscal year 2006.

Liquidity and Capital Resources

The following summarizes the key components of the Company's cash flows for the years ended December 31:

	2007	2006

Net cash used in operating activities	$(539,486)	$(43,101)
Net cash used in investing activities	(127,538)	(2,469,348)
Net cash provided by financing activities	678,017	2,367,743)
Net increase (decrease) in cash	$10,993	$(144,706)

The Company’s total cash on hand increased $10,993 to $50,979 or 28% from $39,986 in fiscal 2006.  Our liquidity needs are primarily to fund working capital requirements in order to expand our facilities and network. The procurement of inventory is the largest operating use of our funds.  We must carry certain levels of inventory in order to secure business with larger distributors.  We increased our inventory to $592,295 in FY 2007 compared to $523,953 in FY 2006 representing an increase of 13%.

We had a working capital deficit of $440,988 and $137,390 as of December 31, 2007 and 2006, respectively.   As we expand our distributor base we believe that our cash requirements will increase. In order to sustain these needs, we entered into agreements to obtain external sources of liquidity.  In April 2007, the Company entered into a revolving credit agreement with a financial institution.  The credit agreement provides for borrowings up to $1.0 million based on certain defined calculations.  Under the terms of the credit agreement, interest is payable monthly at 8.00% per annum until April 2008. On May 2008, the Company and the lender have agreed to modify the line of credit by extending the term of the loan to mature in April 2009 with extra payment of $100,000 upon execution of the loan amendment.  Total principal owed at December 31, 2007 was $293,123.  In March 2006, the Company entered into an unsecured revolving credit agreement with Citi for borrowings up to $90,000.  At year end December 31, 2007, the outstanding balance was $80,000.  Under terms of the agreement, interest is payable monthly at approximately 10% per annum.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Historically, the Company has incurred significant losses, and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy its liabilities and sustain operations.

We may in the future borrow additional amounts under new credit facilities or enter into new or additional borrowing arrangements. We anticipate that any proceeds from such new or additional borrowing arrangements will be used for general corporate purposes, including launching marketing initiatives, purchase inventory, acquisitions, and for working capital.  We believe we have sufficient working capital available under the line of credit and cash generated by continuing operations will be sufficient to fund operations for at least the next twelve months.

Management’s plan regarding this uncertainty is to raise additional debt and/or equity financing to fund future operations and to provide additional working capital.  However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company’s needs, or that the Company will be able to meet its future contractual obligations. Should management fail to obtain such financing, the company may curtail its operations.

ITEM 3. DESCRIPTION OF PROPERTY.

We maintain our principal office at 1681 West 2nd Street, Pomona, CA 91766. Our telephone number at this office is (909) 525-1368. Our current space consists of approximately 33,500 square feet of office and warehouse space that is leased by the Company.  In addition, Mizati owned an office building as our previous headquarters, which was sold to third parties during 2008.  The total square footage on this building is approximately 16,000 sq ft.

In February 2008, the Company relocated its facilities from Walnut, California to Pomona, California.  The Company previously purchased the Walnut, California facility which includes land and two buildings and elected to hold for sale the facility in early 2008.  As such, the Company has reflected these amounts as land and buildings held for sale in the accompanying consolidated balance sheet at December 31, 2007.

The land and buildings had been reclassified in the 2007 financial statements presentation to current assets as the Company expects to sell the property in 2008.  In June and September 2008, the Company sold the two buildings and its corresponding land with net book value of $2,530,661 at a total price of $2,670,000, resulting in net proceeds of $2,370,156 after closing costs and incurred a loss of $198,221 on the sale.  The Company used the proceeds received from the sale of land and property to extinguish the related mortgage notes payable (see note 11).

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)	Security ownership of certain beneficial owners.

  The following table sets forth, as of December 31, 2008, the number of shares of common stock owned of record and beneficially by our executive officers, directors and persons who hold 5% or more of the outstanding shares of common stock of the Company.

Name and Address	Shares of Common Stock		Percentage of Class

Hazel Chu (1)	26,569,476	(2)	69%
1681 West 2nd Street
Pomona, CA 91766

(1)	Hazel Chu is President and Director of the Company.
(2)	Includes all shares with respect to which Ms. Chu has the right to acquire beneficial ownership.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)  Identification of Directors and Executive Officers.

Our officers and sole director are as follows:

Name	Age	Position

Hazel Chu	46	Founder, President, Chief Executive Officer
		and Chief Financial Officer
Quynh Phan	41	Secretary

Ms. Hazel Chu is the Company’s Founder, President, Chief Executive Officer and Chief Financial Officer.  Prior to founding the Company in 2001, Hazel gained managerial experience working for an importer and wholesaler of automotive goods.   Ms. Chu received a degree in Accounting from California State University, Los Angeles. Ms. Chu has served on the Company’s board of directors since January, 2001.

Quynh Phan serves as Mizati’s corporate secretary.  She has worked as a systems analyst for over fifteen years in both the private and public sectors.  Quynh has played a fundamental role in creating the network and communication structure for structure for Mizati.  She has implemented an efficient logistics system that allows our sales department to place orders with our manufacturing partners in China with minimal lag time.   She has a computer science degree from Cal State University in Los Angeles, California.

(b)  Significant Employees.  None.

(c)  Family Relationships. None.

(d)  Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

(d) The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate.  The Company intends to continue to search for a qualified individual for hire.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Hazel Chu, President, CEO and CFO (1)	2007 2006	$ $	155,538 90,000	-		-	-	-	-

(1)	Refer to Employment Contract as described below.

Currently, Mizati does not have a qualified retirement plan in place.  The Company will eventually implement a 401(k) plan for eligible employees.

Compensation of Directors

The members of the board of directors do not receive any compensation for being members of the board of directors.

Employment Contract

Since March 1, 2006, Hazel Chu, our Chief Executive Officer of Miazti has had an oral employment contract with the Company for a salary of $240,000 per year. Based on the financial condition of the Company, Ms. Chu agrees to receive smaller portion of the salary; therefore, Ms. Chu was paid $90,000 in 2006 and $155,538 in 2007.  Ms. Chu will continue to adjust her annual salary based on the Company’s operation results without harming its cash flows.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since March 1, 2006, Hazel Chu, our Chief Executive Officer of Mizati has had an oral employment contract with the Company which provided for a salary of $240,000 per year. Based on the financial condition of the Company, Ms. Chu agrees to receive smaller portion of the salary; therefore, Ms. Chu was paid $90,000 in 2006 and $155,538 in 2007.  Ms. Chu will continue to adjust her annual salary based on the Company’s operation results without harming its cash flows.

On January 13, 2006, Hazel Chu, Chairman of the Board and Chief Executive Officer, loaned the Company $300,000 USD.  On January 18, 2006, Hazel Chu loaned the Company $123,300 USD.  On January 18, 2008, Hazel Chu loan the Company $50,000 USD All three loans are ten (10) year loans with a simple interest rate of 7.5%.  As per the loan contract between the Company and Hazel Chu, interest accrued and paid to Hazel for the loans, will be infused back into the Company in the form of working capital.  As of right now, no payments on these loans have been made on behalf of the Company.

ITEM 8. LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information.  The Company's Common Stock is not trading on any stock exchange; however, the Company’s stock has quoted on “pinksheets” under symbol “MZTA.PK” since March 23, 2007.  The Company’s Common Stock was not traded until September 2008 and is thinly traded since September 2008. The quarterly high and low prices for the Company’s Common Stock on pinksheets.com are set forth as follows

MZTI
Quarter	High	Low

Q3 2008	0.10	0.01
Q4 2008	0.02	0.01

The prices above reflect inter-dealer prices, without retail mark up, mark down, or commission and may not necessarily represent actual transactions.

(b) Holders.  As of December 31, 2008, we had 27 shareholders of common stock per transfer agent’s confirmation.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying any dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the growth of the Registrant's business.

(d) Equity Compensation Plan Information.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights. (a)	Weighted Average exercise price of outstanding options, warrants and rights. (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Equity Compensation Plans Approved by Security Holders	0	N/A	4,000,000 Common Stock Options and 4,000,000 shares of Common Stock reserved thereunder.
Equity Compensation Plans not approved by Security Holders	0	N/A	0

The Company has adopted a 2008 Stock Option Plan and reserved 4,000,000 shares for issuance thereunder.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

•
886 founders’ shares were issued to company President and CEO, Hazel Chu, on January 29, 2001 at a purchase price of $0.001 per share.  On July 09, 2008, an additional 24,847,380 shares were issued Ms. Chu at a purchase price of $0.000004 which was fair market value on that day.

•
On March 14, 2006, Mizati Luxury Alloy Wheels, Inc. effected a limited private offering of securities to seven purchasers.  The Company sold 519,089 shares of Common Stock to those purchasers at a purchase price of $.20324 per share for a total of $105,500.  Additionally, on March 14, 2006, Mizati Luxury Alloy Wheels, Inc. issued 159,909 shares of Common Stock at $0.20324 per share for an aggregate amount of $32,500 to nine individuals, in exchange for full recourse promissory notes.  Each loan has an interest rate of 8% per annum and a three year pay-off period.

•
In December 2007, the Company issued 492,027 shares of common stock to a consultant, Aware Capital Consultants, for consulting agreement entered into December 2007.  These services include prospecting for future financing, viral marketing, and networking. All shares were valued at $.20324 per share, the selling price of the Company’s common stock in the most recent private placement.  The aggregate value of the shares was $100,000 and charged to professional expenses when the shares were issued.

•
All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 11. DESCRIPTION OF SECURITIES.

(a) Common and Preferred Stock

The Company is authorized by its Articles of Incorporation to issue an aggregate of 205,000,000 shares of capital stock, of which 200,000,000 are shares of common stock, par value $0.0001 per share (the "Common Stock") and 5,000,000 are  shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of December 31, 2007, 38,752,073 shares of Common Stock and zero shares of Preferred Stock were issued and outstanding.  These shares were returned and subsequently reissued in order to correct a previous administrative error.  The shares outstanding as of December 31, 2008 were 74,129,969.

(1) Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes.  The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

(2) Preferred Stock

Our Articles of Incorporation authorizes the issuance of Preferred Stock with designations, rights and preferences determined from time to time by our Board of Directors.  Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 317 of the California Corporations Code provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's articles of incorporation, bylaws, agreement, and a vote of shareholders or disinterested directors or otherwise.

The California Corporations code permits a corporation to provide in its articles of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	Any breach of the director's duty of loyalty to the corporation or its shareholders;
•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	Payments of unlawful dividends or unlawful stock repurchases or redemptions; or
•	Any transaction from which the director derived an improper personal benefit.

Our bylaws provide for the maximum indemnification of our officers and directors permitted under California law.

ITEM 13. Financial Statements (see index to financial statements)

MIZATI LUXURY ALLOY WHEELS, INC.

FINANCIAL STATEMENTS
For fiscal years ended 2007 and 2006

MIZATI LUXURY ALLOY WHEELS, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:
Mizati Luxury Alloy Wheels, Inc.

We have audited the accompanying consolidated balance sheets of Mizati Luxury Alloy Wheels, Inc. (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mizati Luxury Alloy Wheels, Inc. as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 of the consolidated financial statements, the Company has incurred recurring losses and has a stockholders’ deficit at December 31, 2007.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plan in regard to these matters is also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Weinberg & Company, P.A.

Los Angeles, California
May 27, 2008

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	December 31, 2007	December 31, 2006
CURRENT ASSETS
Cash and cash equivalents	$50,979	$39,986
Accounts receivable, net of allowance for doubtful accounts of $20,494 and $31,000 at December 31, 2007 and 2006, respectively	74,546	221,196
Prepaid and other current assets	53,324	19,694
Refundable income taxes	53,891	42,299
Inventory	592,295	523,953
Land and buildings held for sale	2,537,716	—
Total current assets	3,362,751	847,128

Property and equipment, net of accumulated depreciation of $25,741 and $16,782 at December 31, 2007 and 2006, respectively	27,566	22,652
Land and buildings held for sale	—	2,466,382
Intangible assets, net	4,599	4,987
Other assets	4,227	14,017
TOTAL ASSETS	$3,399,143	$3,355,166

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$944,811	$743,059
Accrued expenses	25,649	40,657
Lines of credit	373,123	180,000
Net liabilities from discontinued operations	50,000	—
Notes payable, current portion	209,985	8,559
Mortgage payable on land and properties held for sale	2,200,171	17,230
Total current liabilities	3,803,739	989,505

Notes payable and advances from related party	557,245	250,300
Notes payable, net of current portion	—	9,986
Mortgage payable on land and properties held for sale, net of current portion	—	2,196,432
TOTAL LIABILITIES	4,360,984	3,446,223

Commitment and contingencies

STOCKHOLDERS’ DEFICIT
Preferred stock, $.0001 par value, 5,000,000 shares authorized, none issued and outstanding at December 31, 2007 and 2006, respectively	—	—

Common stock, $.0001 par value, 200,000,000 shares authorized, 38,752,073 and 38,260,046 issued and outstanding at December 31, 2007 and 2006, respectively	3,875	3,826
Additional paid in capital	375,861	250,650
Stock subscription receivable	(32,500)	(32,500)
Accumulated deficit	(1,309,077)	(313,033)
Total stockholders’ deficit	(961,841)	(91,057)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,399,143	$3,355,166

 See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOW WHEELS
CONSOLIDATED STATEMENTS OF OPERATIONS
DECEMBER 31, 2007 AND 2006

	Years ended
	December 31, 2007	December 31, 2006

SALES	$4,358,259	$3,874,991

COST OF SALES	3,641,738	3,219,648

GROSS PROFIT	716,521	655,343

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,239,306	751,706

LOSS FROM OPERATIONS	(522,785)	(96,363)

INTEREST EXPENSE	209,715	60,216

LOSS FROM CONTINUING OPERATIONS	(732,500)	(156,579)

LOSS FROM DISCONTINUED OPERATIONS	(263,544)

NET LOSS	$(996,044)	$(156,579)

Loss per common share from continuing operations — basic and diluted	$(0.02)	$(0.00)
Loss per common share from discontinued operations — basic and diluted	(0.01)	—
Net loss per common share — basic and diluted	$(0.03)	$(0.00)

Weighted average common shares outstanding, basic and diluted	38,280,546	38,033,713

See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Stock Subscription Receivable	Accumulated Deficit	Total
Balance, January 1, 2006	37,581,048	$3,758	$98,082	$-	$(156,454)	$(54,614)

Common shares issued in exchange for promissory notes	159,909	16	32,484	(32,500)	-	-

Common shares issued in private placement offering	519,089	52	105,448		-	105,500

Imputed interest on advance from shareholder			14,636			14,636

Net loss	-	-	-		(156,579)	(156,579)

Balance, December 31, 2006	38,260,046	3,826	250,650	(32,500)	(313,033	(91,057)

Imputed interest on advance from shareholder			25,260			25,260

Common shares issues for services rendered	492,027	49	99,951			100,000

Net loss	-	-	-		(996,044)	(996,044)

Balance, December 31, 2007	38,752,073	$3,875	$375,861	$(32,500)	$(1,309,077)	$(961,841)

 See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECMEBER 31, 2007 AND 2006

	Years Ended
	December 31, 2007	December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(732,500)	$(156,579)
Net loss from discontinued operations	(263,544)	—
Net loss	(996,044)	(156,579)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations:
Depreciation and amortization	53,460	10,538
Share based compensation expense	100,000	—
Imputed interest on shareholder advance	25,260	14,636
Increase in allowance for doubtful accounts	5,328	31,000
Loss on disposal of property and equipment	-	3,830
Changes in operating assets and liabilities:
Accounts receivable	141,322	(15,649)
Prepaid and other current assets	(35,412)	(19,994)
Refundable income taxes	(11,592)	(42,299)
Inventory	(68,342)	125,241
Other assets	9,790	(10,000)
Accounts payable	201,752	13,874
Accrued expenses	(15,008)	2,301
Net cash used in operating activities from continuing operations	(589,486)	(43,101)
Increase in liabilities from discontinued operations	50,000	-
Net cash used in operating activities	(539,486)	(43,101)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(127,538)	(2,493,348)
Proceeds received from sale of property and equipment	-	24,000
Net cash used in investing activities	(127,538)	(2,469,348)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from borrowing under lines of credit	293,123	180,000
Repayment of revolving lines of credit	(100,000)	(155,264)
Proceeds received from notes payable	200,000	25,676
Repayment of note payable	(8,559)	(7,132)
Proceeds received from mortgage on land and property held for sale	1,012,000	2,213,663
Repayment of mortgage on land and property held for sale	(1,025,492)	—
Proceeds received from notes and advances from related parties	385,000	300,000
Repayment of notes and advances from related parties	(78,055)	(294,700)
Proceeds from private placement offering	-	105,500
Net cash provided by financing activities	678,017	2,367,743

 (Continued)
See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECMEBER 31, 2007 AND 2006

	Years Ended
	December 31, 2007	December 31, 2006

NET INCREASE (DECREASE) IN CASH	10,993	(144,706)
CASH — Beginning of period	39,986	184,692
CASH — End of period	$50,979	$39,986

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$182,464	$67,483
Taxes	$53,891	$-

Discontinued operations cash flow information
Net cash used in operating activities	$(213,544)	$—
Net cash provide by investing activities	—	—
Net cash provided by financing activities	—	—
Net change used in cash and cash equivalents from discontinued operations	(213,544)	—
Cash and cash equivalents sold	—	—
Net cash transactions transferred to continuing operations	—	—
Non-cash increase in reserve for lease commitments	(50,000)	—
Beginning balance – discontinued operations	—	—
Ending balance – discontinued operations	$(263,544)	$—

See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOY WHEELS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 1 ORGANIZATION AND NATURE OF OPERATIONS

Mizati Luxury Alloy Wheels, Inc (the “Company”) was organized under the laws of the State of California in calendar year 2001.  The Company is an innovative designer, importer and wholesaler of custom luxury alloy wheels for passenger cars, sport utility vehicles, vans and light trucks.  The Company currently markets and distributes three separate and unique brands of luxury wheels, Mizati®, Hero(TM), and Zati(TM) through a network of 425 dealers and distributors.

NOTE 2 GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses of $996,044 and $156,579 in fiscal years 2007 and 2006, respectively, and current liabilities exceeded current assets by $440,988 and $137,390 at December 31, 2007 and 2006, respectively.  These factors indicate that the Company may not be able to continue its business in the future.  The Company’s largest shareholder has orally committed to lending more money to the Company if required.  The Company finances its operations by short term and long term bank borrowings with more reliance on the use of short-term borrowings as the corresponding borrowing costs are lower compared to long-term borrowings.   There can be no assurance that such borrowings will be available to the company in the future.

The Company may in the future borrow additional amounts under new credit facilities or enter into new or additional borrowing arrangements. We anticipate that any proceeds from such new or additional borrowing arrangements will be used for general corporate purposes, including launching marketing initiatives, purchase inventory, acquisitions, and for working capital.  The largest shareholder has orally pledged to provide financing to the company should it require additional funds.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Historically, the Company has incurred significant losses, and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy its liabilities and sustain operations.

The Company may require additional funds and may seek to raise such funds though public and private financings or from other sources. There is no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to the Company or that any additional financing will not be dilutive.

The Company, taking into account the available banking facilities, internal financial resource, and its largest shareholder’s pledge, believes it has sufficient working capital to meet its present obligation for at least the next twelve months. Management is taking actions to address the company's financial condition and deteriorating liquidity position.  These steps include adjusting the company’s product portfolio to cater to what management believes is a sustained shift in consumer demand for smaller, more fuel efficient vehicles.  Specifically, the company plans to develop a smaller sized wheel in the 17” range to fit smaller cars.  Management believes that by expanding into this market it can capitalize on consumer demand and drive revenue growth.  In an effort to mitigate freight charges, Mizati is speaking to distributors in markets outside of California about the possibility of shipping products directly from the manufacturers to their warehouse.  This would reduce our freight charges on long distance shipping orders and allow the company to offer more competitive pricing.  Management believes that this can be a key driver of expansion into new markets and revenues.

NOTE 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits and short-term investments with an original maturity of three months or less.

Inventory

Inventories are comprised of finished goods held for sale.  We record inventories at the lower of cost or market value, with cost generally determined on a first-in, first-out basis.  We establish inventory reserves for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions.  If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves could be required.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to thirty-nine years.  Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the lease or the estimated useful life of the asset.  Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.  We recognize revenue for product sales upon transfer of title to the customer.  Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement.  Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the collectability of our accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.  We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data, and other factors known at the time. Historically these amounts have not been material.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
We are required to estimate the fair value of all financial instruments included on our balance sheets. We believe the carrying value of our financial instruments, including cash equivalents, accounts receivable, and accounts payable approximates their fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Concentration of Credit Risk

The credit risk on liquid funds is limited because the majority of the counterparties are banks with high credit-ratings assigned by international credit-rating agencies and state-owned banks with good reputation.

The Company’s management monitors both vendor and customer concentration figures.  In fiscal year 2007, two customers accounted for 15% and 11% of sales while two suppliers accounted for 69% and 31% of purchases.   In fiscal year 2006, one customer accounted for 16% of sales while two suppliers accounted for 62% and 37% of purchases.  The Company believes that through its continued sales growth, customer concentration figures would be expected to decline.  The Company feels that the use of three separate vendors to manufacturing its luxury alloy wheels should mitigate any short term disruptions caused by a single vendor.

Deferred Taxes

We utilize the liability method of accounting for income taxes.  We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized.  In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance.  As a result of our cumulative losses, we have concluded that a full valuation allowance against our net deferred tax assets is appropriate.

In July 2006 the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 , which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met.  Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings.  Therefore, the actual liability may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities or deferred tax asset valuation allowance.

Income Taxes

The Company determined that due to its continuing operating losses, no income tax liabilities existed at December 31, 2007 and 2006.  The Company is in the process of amending its 2006 tax return filings and has classified both income taxes paid in 2007 and 2006 as refundable income taxes on the consolidated balance sheets at December 31, 2007 and 2006.

Long Lived Assets

We account for the impairment and disposition of long-lived assets which consist primarily of intangible assets with finite lives and property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  Recoverability of these assets is determined by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets.  If the carrying value is determined not to be recoverable from future operating cash flows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets.  Based upon management’s assessment, there was no impairment at December 31, 2007 or 2006.

Contingencies

From time to time we are involved in disputes, litigation and other legal proceedings. We prosecute and defend these matters aggressively. However, there are many uncertainties associated with any litigation, and we cannot assure you that these actions or other third party claims against us will be resolved without costly litigation and/or substantial settlement charges.  We record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated.  However, the actual liability in any such disputes or litigation may be materially different from our estimates, which could result in the need to record additional costs.

Advertising Costs

We expense advertising costs as incurred.  Advertising expenses were $146,327 and $38,234 for the years ended December 31, 2007 and 2006, respectively.

Net Loss per Common Share

Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted net income per share reflects the potential dilution of securities by including common stock equivalents, such as stock options, stock warrants and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive.  At December 31, 2007 and 2006, there were no potentially dilutive securities.

NOTE 4 RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 157 will have on its consolidated results of operations, financial position, or cash flows.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159, which becomes effective for the company on January 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The company does not anticipate that election, if any, of this fair-value option will have a material effect on its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 5 LAND AND BUILDINGS HELD FOR SALE

In February 2008, the Company relocated its facilities from Walnut, California to Pomona, California.  The Company previously purchased the Walnut, California facility which includes land and two buildings, and decided to sale the facility in early 2008.  As such, the Company reflected these amounts as land and buildings held for sale in the accompanying consolidated balance sheet at December 31, 2007.

While the residential real estate market was significantly impacted by market conditions at the time these financial statements were prepared, the commercial real estate market wasn't experiencing the same decline.  Therefore, the Company believes that the market value approximates the net book value.

The Company will use the proceeds received from the sale of land and property to extinguish the related mortgage notes payable (see note 9).  The net book value of the property exceeds the Mortgage notes payable by $337,716 as of December 31, 2007. The Company recorded these assets at the lower of the carrying value or fair value less expected cost to sell.

	December 31, 2007	December 31, 2006
Land	$1,260,000	$1,260,000
Buildings and building improvements	1,321,337	1,207,672
	2,581,337	2,467,672
Less accumulated depreciation	(43,621)	(1,290)

Land and buildings held for sale, net	$2,537,716	$2,466,382

Depreciation expense related to land and buildings held for sale amounted to $42,331 and $1,290 for the years ended December 31, 2007 and 2006, respectively.

NOTE 6 PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006	Useful Lives
Automobiles	$25,676	$25,676	5 years
Furniture and fixtures	16,897	10,590	10 years
Software	10,735	3,168	3 years
	53,308	39,434
Less accumulated depreciation	(25,741)	(16,782)

Property and equipment, net	$27,566	$22,652

Depreciation expense related to property and equipment amounted to $8,959 and $8,446 for the years ended December 31, 2007 and 2006, respectively.

NOTE 7 LINES OF CREDIT

Line of credit agreements consist of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
(a)Line of credit, financial institution	$-	$100,000
(b)Line of credit, financial institution	80,000	80,000
(c)Line of credit, financial institution	293,123	-
Total	$373,123	$180,000

(a) In March 2004, the Company entered into a revolving credit agreement with a financial institution. The credit agreement provides for borrowings of up to $100,000.  At December 31, 2006, the Company had been advanced $100,000 which was paid in calendar year 2007.  No balance existed at December 31, 2007 and the revolving credit agreement has been cancelled.

(b) In March 2006, the Company entered into an unsecured revolving credit agreement with a financial institution. The credit agreement provides for borrowings of up to $90,000.  Under the terms of the credit agreement, interest is payable monthly at approximately 10.00% per annum until March 2008.   The Company had a balance owed of $80,000 at both December 31, 2007 and 2006, respectively.  The line of credit renews automatically on an annual basis.

(c) In April 2007, the Company entered into a revolving credit agreement with a financial institution. The credit agreement provides for borrowings up to $1.0 million based on certain defined calculations. Under the terms of the credit agreement, interest is payable monthly at 8.00% per annum until April 2008. Total principal owed at December 31, 2007 was $293,000. At December 31, 2007, the Company was in default of its obligation to maintain certain financial statement ratios including a current asset to current liability ratio of 1:1,

During the first half of fiscal year 2008, the Company was in negotiations with the lender to resolve the default.  In August 2008, the Company and the lender modified the line of credit agreement by extending the term of the loan to August 15, 2010 and changed the repayment schedule to one (1) principal payment of $34,500, which was paid at the end of August 2008, and twenty-two (22) monthly consecutive interest payments, beginning October 15, 2008, with interest calculated on the unpaid principal balances using the rate based on the daily Wall Street Journal Prime Rate, plus a margin of 1.000 percentage points, adjusted if necessary for the minimum and maximum rate limitations for this loan.  In addition, twenty (20) monthly consecutive principal payments of $13,900, beginning January 15, 2009 and ending in August 2010.

NOTE 8 NOTES PAYABLE

Notes payable consist of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
(a)Note payable, automobile loan	$9,985	$18,543
(b)Note payable, Individual loan	200,000	-
Total notes payable	209,985	18,543
Less: Current portion	(209,985)	(8,559)
Total notes payable, long term	$—	$9,986

 (a) In January 2006, the Company entered into an auto loan agreement.  The loan was for $26,000 and is for payable in monthly installments of $713.00 for a period of 36 months starting on March 13, 2006 and ending on March 13, 2009.  There is no interest on the auto loan agreement.

 (b)  In December 2007, the Company entered into a promissory note with a private individual.  The promissory note for $200,000 has a term of 12 months, is unsecured and bears interest at 10% per annum.

NOTE 9 MORTGAGE NOTES PAYABLE ON LAND AND PROPERTY HELD FOR SALE

Mortgage notes payable on land and properties held for sale consist of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
(a)Mortgage loan payable	1,213,685	2,213,662
(b)Note payable, Small Business Administration loan	986,486	-
Total mortgage notes payable on land and property held for sale	2,200,171	2,213,662
Less: Current portion	(2,200,171)	(17,230)
Total mortgage notes payable on land and property held for sale, long term	$—	$2,196,432

(a) In December 2006, the Company entered into a mortgage loan agreement to acquire its warehouse and executive offices.  The term of the loan is for 39 years, and is payable in monthly installments of $8,835 including interest at a rate of 7.08% per annum.  The loan is secured by the land and buildings being held for sale and all of the Company assets.  At December 31, 2007, the Company was in default of its obligation to maintain certain financial statement ratios; primarily its cash flow coverage ratio.  The Company plans to extinguish this debt from the proceeds received from assets that are held for sale.  As of the date of this report, the Company has received an offer for the assets held for sale and is expecting to close escrow procedures in June 2008.   Due to the default and the Company’s intent to extinguish this debt in fiscal year 2008, the balance due has been classified as short term debt in the consolidated balance sheets at December 31, 2007.

(b)  In February 2007, the Company entered into a Small Business Administration loan for $1,012,000.  The term of the loan is for 20 years, and is payable in monthly installments that average $7,500 including interest at a rate of 5.57% per annum.   The proceeds from this loan were used to pay down a portion of the mortgage loan agreement dated in December 2006.   The loan is secured by the land and buildings being held for sale.   The Company plans to extinguish this debt with the proceeds received for assets that are held for sale.  As of the date of this report, the Company has received an offer for the assets held for sale and is expecting to close escrow procedures in June 2008.   Due to the default and the Company's intent to extinguish this debt in fiscal year 2008, through the sale of the property therefore the balance due has been classified as short-term debt in the consolidated balance sheets at December 31, 2007.

NOTE 10 NOTES PAYABLE AND ADVANCES FROM RELATED PARTIES

The Company’s President and Chief Executive Officer loaned the Company funds in exchange for promissory notes.  The promissory notes are for a period of 60 months, are due from March 2011 to December 2012, and bear no interest.  The Company recorded an imputed interest expense of $25,260 and $14,636 for the years December 31, 2007 and 2006, respectively, for financial statement purposes based on the Company’s average cost of capital of 7.5%.  The total amount owed was $423,300 and $250,000 as of December 31, 2007 and 2006, respectively.

In May 2001, the Company entered into a loan agreement with Autolace, Inc., a business owned by the Company’s current President and Chief Executive Officer.  The total balance owed as of December 31, 2007 and 2006 was $134,000 and none, respectively.  The notes are for a period of 90 months, are due in 2009, are unsecured, and interest is payable monthly at approximately 10.00% per annum.

Future maturities due under notes payable from related parties as of December 31, 2007 are as follow

Year Ended December 31	Amount
2008	$—
2009	557,245
Thereafter	—
Total future maturities	$557,245

NOTE 11 STOCKHOLDERS’ EQUITY

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

Preferred Stock

The Company’s Articles of Incorporation authorizes the issuance of Preferred Stock with designations, rights and preferences determined from time to time by our Board of Directors.  Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock.

Increase in Authorized Common Shares and Par Value

In February 2006, the Company’s board of directors authorized an increase in the number of common shares issuable from 5,000 shares to 200 million shares.  In addition, the par value per common share was reduced from $80.00 to $0.0001 per common share.

Shares Issued on Private Placement

In March 2006, the Company completed a private placement offering for which it issued 519,089 common shares at $0.20324 per share.  Total proceeds received were $105,500.

Shares Issued in Lieu of Promissory Notes

In March 2006, the Company’s Board of Directors authorized the Company to sell and issue common shares 159,909 common shares at $0.20324 per share for an aggregate amount of $32,500.   The Company issued three year full recourse promissory notes bearing interest at 8.0% as consideration for the common shares issued which have been reflected as a stock subscription receivable at December 31, 2007 and 2006.  As of December 31, 2007, no principal or interest payments have been received on the promissory notes.

Shares Issued for Service Performed

On December 10, 2007, the Company entered into a one year contract with a consulting firm Aware Capital Consultants (Aware). The consulting services includes introducing the Company’s products to Aware contacts; identification of companies or products that the Company might acquire; identifying companies and/or products that the Company might acquire that would be complimentary to it’s business; and assistance to any such acquisitions.

The Company valued the 492,027 common shares at December 31, 2007, for $100,000 or $.20324/share, which was determined based on prior year private placements wherein the Company sold its common shares for cash for $.20324/share. The Company estimates that $.20324/share was still the fair market value of its common shares at December 10, 2007 due to absence of any significant changes in the Company’s structure, operations or business. The $100,000 was recorded to Professional Fees.

The entire compensation to Aware of $100,000 was expensed as of December 31, 2007 as all the share issuance vested immediately and is non-forfeitable with no penalty for non-performance. Whether Aware provides the consulting work as promised or not, the shares granted to Aware vest upon issuance. In addition, if the agreement provides that the benefits to be received from the services are considered impaired at the outset of the transaction the value of such stock grant generally should be expensed upon issuance of the equity instrument.

NOTE 12 COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease office space, automobiles and equipment under non-cancelable operating leases, which expire at various dates through February 2013.  Operating lease expenses was $64,833 and $46,995 for the years ended December 31, 2007 and 2006, respectively.

New Facility Lease

In January 2008, we entered into a lease contract with Mission BP, LLC, under which we will lease approximately 33,400 square feet of office and warehouse space located at Pomona, California.   The lease contract provides for a term of 60 months, commencing in March 2008 and ending February 2013.  Rental obligations will be payable on a monthly basis.  The Company’s previous office and warehouse facility located in Walnut, California is being held for sale.  The Company moved to the new Pomona, California facility in order to increase its warehouse capacity which in turn will better serve its customers.

Future minimum lease payments due under all non-cancelable operating leases as of December 31, 2007 are as follows:

Year Ended December 31	Continuing Operations	Discontinued Operations (See Note 13)	Total
2008	$265,405	$41,400	$306,805
2009	312,765	41,400	354,165
2010	323,103	41,400	364,503
2011	332,764	41,400	374,164
2012	344,791	20,700	365,491
Thereafter	59,470	—	59,470

Total minimum lease payments	$1,638,298	$186,300	$1,824,598

NOTE 13 DISCONTINUED OPERATIONS

On July 1, 2007, a wholly owned subsidiary of the Company, Wheel Lots, LLC, started its operations catering to a fast-growing industry of custom luxury alloy wheels on a rent-to-own basis through retail store outlets. The Company invested approximately $213, 544 to Wheel Lots, with the intention of recouping its investments once Wheel Lots becomes profitable. However, due to sub-par performance and losses incurred, the Company decided to discontinue the operations of Wheel Lots on Dec. 21, 2007.

The Company accounted the loss from operations of Wheellots under Loss from Discontinued Operations due the uniqueness and peculiarity of its operations and customer base compared to its parent, Mizati. Wheel Lots caters only to retail customers and its main line of business is renting its merchandises to retail customers with the option of eventually owning or purchasing it at the end of the term. The operations and cash flows from the sale of our products previously sold through Wheel Lots will be eliminated from our ongoing operations.  Mizati basically sells directly its merchandises directly to distributors.

NOTE 14 INCOME TAXES

At December 31, 2007, the Company had Federal net operating loss carryforwards of approximately $868,000 expiring beginning in 2008 in varying amounts through 2027.  The Company also had California state net operating loss carryforwards of approximately $ 967,000 expiring beginning in 2008 in varying amounts through 2017.

SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. Due to the restrictions imposed by Internal Revenue Code Section 382 regarding substantial changes in ownership of companies with loss carryforwards, the utilization of the Company’s net operating loss carryforwards will likely be limited as a result of cumulative changes in stock ownership.  As such, the Company recorded a 100% valuation allowance against its net deferred tax assets as of December 31, 2007 and 2006The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets at December 31, 2007 and 2006 are presented below:

	December 31,
	2007	2006
Net operating loss carryforward	$996,044	$156,579
Less: Valuation allowance	(996,044)	(156,579)

Net deferred tax asset	$-	$-

As a result of the Company’s significant operating loss carryforwards and the corresponding valuation allowance, no income tax benefit has been recorded at December 31, 2007 and 2006. The provision for income taxes using the statutory federal tax rate as compared to the Company’s effective tax rate is summarized as follows:

	Years Ended December 31,
	2007		2006
Tax benefit at statutory rate	(35	) %	(35	) %
Adjustments to change in valuation allowance	35		35
	-		-

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”) an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2007, the Company does not have a liability for unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and California. The Company is subject to U.S. federal or state income tax examinations by tax authorities for five years after 2002.

During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these NOLs and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2007, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 15 SUBSEQUENT EVENTS

In February 2008, the Company entered into a revolving credit agreement with a financial institution.  The credit agreement provides for borrowings up to $92,500.  Under the terms of the credit agreement, the interest rate is 10.5% per annum.  The interest is adjusted every January 1, April 1, July 1, and October 1.  The adjusted interest rate is a rate per annum equal to the Wall Street Journal Prime Rate plus 4.5 percentage points.  The loan is secured by a personal guarantee from CEO, Hazel Chu, as well as the Company’s assets, with an expiration date in February 2015.  Total principal owed at September 30, 2008 was $92,000.

On June 30, 2008, the Company’s Board of Directors approved a 1 for 10,000 reverse stock split for its common stocks.  As a result, stockholders of record at the close of business on June 30, 2008 received one (1) share of common stock for every ten thousand (10,000) shares held.

On July 24, 2008, the Company’s Board of Directors approved a 9,840.546697 for 1 forward stock split for its common stocks.  As a result, stockholders of record at the close of business on July 24, 2008 received 9,840.546697 shares of common stock for every one (1) share held.

Common stock, additional paid-in capital, number of shares, and per share data for prior periods have been retro-actively restated to reflect the stock splits as if they had occurred at the beginning of the earliest period presented.

MIZATI LUXURY ALLOY WHEELS, INC.

FINANCIAL STATEMENTS
For the nine months ended September 30, 2008 and 2007
(Unaudited)

FINANCIAL INFORMATION

CONTENTS

Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited):

Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-5

See Notes to Condensed Consolidated Financial Statements

F-1

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2008	December 31, 2007
	(UNAUDITED)	(AUDITED)
ASSETS
Current Assets
Cash and cash equivalents	$225,137	$50,979
Accounts receivable, net	333,923	74,546
Prepaid expenses and other current assets	38,026	53,324
Prepaid taxes	22,158	53,891
Inventory, net	684,190	592,295
Land and building held for sale	-	2,537,716

Total Current Assets	1,303,434	3,362,751

Property and Equipment, net	20,395	27,566

Intangible Assets, net	4,308	4,599

Other Assets
Deposit	60,690	4,227
Total Other Assets	60,690	4,227

TOTAL ASSETS	$1,388,828	$3,399,143

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable	$1,665,055	$944,811
Accrued expenses	32,901	25,649
Line of Credit	460,019	373,123
Net liabilities from discontinued operations	-	50,000
Notes payable-current portion	402,851	209,985
Mortgage payable on land and buildings held for sale	-	2,200,171

Total Current Liabilities	2,560,826	3,803,739

Long Term Liabilities
Notes payable and advance from related party	606,546	557,245
Other liabilities	8,687	-

Total Long Term Liabilities	615,233	557,245

Total Liabilities	3,176,059	4,360,984

STOCKHOLDERS' DEFICIT
Preferred stocks; $0.0001 par value, 5,000,000 shares authorized and 0 share issued and outstanding respectively	-	-
Common stocks; $0.0001 par value, 200,000,000 shares authorized; 74,129,969 and 38,752,073 shares issued and outstanding, respectively	7,413	3,875
Additional paid in capital	394,323	375,861
Subscription receivable	(32,500)	(32,500)
Accumulated deficit	(2,156,467)	(1,309,077)

Total Stockholders' Deficit	(1,787,231)	(961,841)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,388,828	$3,399,143

The accompanying notes are an integral part of these consolidated financial statements.

See Notes to Condensed Consolidated Financial Statements

F-2

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

NET REVENUE	$545,541	$585,522	$2,270,557	$3,954,401

COST OF GOODS SOLD	523,538	513,996	1,758,244	3,281,476

GROSS PROFIT	22,004	71,526	512,314	672,925

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Loss on sale of land and building held for sale	31,717	-	198,221	-
Other selling, general and administrative expenses	347,744	331,641	999,523	854,122
Total Selling, General and Administrative Expenses	379,460	331,641	1,197,743	854,122

INCOME (LOSS) FROM OPERATIONS	(357,457)	(260,115)	(685,429)	(181,197)

OTHER EXPENSE
Loss on discontinued operation	-	127,442	-	127,442
Interest expense, net of income	26,149	44,788	161,961	138,580
Total Other Expense	26,149	172,230	161,961	266,022

NET LOSS	(383,606)	(432,345)	(847,390)	(447,219)

NET (LOSS) PER BASIC AND DILUTED SHARES	$(0.01)	$(0.01)	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OF OUTSTANDING	65,223,427	38,260,046	47,644,338	38,260,046

The accompanying notes are an integral part of these consolidated financial statements.

See Notes to Condensed Consolidated Financial Statements

F-3

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the nine months ended
	September 30,
	2008	2007
Cash flows from operating activities:
Net loss	$(847,390)	$(447,219)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	15,465	39,963
Bad debt expense	3,251	-
Loss on reserve for inventory valuation	21,066	-
Imputed interest on shareholder advance	22,000	18,945
Loss on sale of land and buildings held for sale	198,221	-
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(262,628)	5,553
(Increase) decrease in prepaid expense and other current assets	(23,367)	1,780
(Increase) decrease in refundable income taxes	31,733	(11,592)
Increase in inventory	(112,960)	(183,908)
Increase in other assets	(56,463)	-
Increase in accounts payable	720,244	941,310
Decrease in accrued expneses and other liabilities	(34,061)	(480,938)
Total adjustments	522,499	331,111

Net Cash Used In Operating Activities	(324,891)	(116,108)

Cash flows from investing activities:
Net proceeds from sale of land and building held for sale	2,370,156	-
Acquisitions of fixed assets	-	(155,281)

Net Cash Provided By (Used In) Investing Activities	2,370,156	(155,281)

Cash flows from financing activities:
Proceeds received from borrowing under lines of credit	102,000	293,123
Repayment of lines of credit	-	(100,000)
Repayment notes payable	(22,238)	(6,420)
Proceeds received from mortgage on land and buildings held for sale	-	2,212,060
Repayement of mortgage on land and buildings held for sale	(2,200,170)	(2,213,663)
Proceeds received from notes and advance from related parties	249,301	78,000

Net Cash Provided by (Used in) Financing Activities	(1,871,107)	263,101

Net Increase (decrease) in Cash and Cash Equivalents	174,158	(8,288)

Cash and Cash Equivalents-Beginning of Period	50,979	39,986

Cash and Cash Equivalents-Ending of Period	$225,138	31,698

Supplemental Disclosures:
Income taxes	$-	36,925
Interest paid	$163,368	140,935

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

F-4

MIZATI LUXURY ALLOY WHEELS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ORGANIZATION AND BASIS OF PRESENTATION

Mizati Luxury Alloy Wheels, Inc (referred to herein as the Company, we, our or us) was organized under the laws of the State of California in calendar year 2001.  The Company is a designer, importer and wholesaler of custom alloy wheels for passenger cars, sport utility vehicles, and light trucks.  The Company currently markets and distributes three separate and unique brands of luxury wheels, Mizati®, Hero(TM), and Zati(TM) through a network of 307 distributors.

The accompanying unaudited consolidated financial statements have been prepared by Mizati Luxury Alloy Wheels, Inc. pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States, or GAAP, for complete financial statements.  In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in the Form 10 for the year ended December 31, 2007.  Operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company had accumulated deficit of $2,156,467 as of September 30, 2008, including a net loss of $847,390 for the nine months ended September 30, 2008. In addition, current liabilities exceeded current assets by $1,257,392 and $440,988 at September 30, 2008 and December 31, 2007, respectively.  These factors indicate that the Company may not be able to continue its business in the future.  The Company’s largest shareholder has orally committed to lending more money to the Company if required.  The Company finances its operations by short term and long term bank borrowings with more reliance on the use of short-term borrowings as the corresponding borrowing costs are lower compared to long-term borrowings.   There can be no assurance that such borrowings will be available to the company in the future.

In April 2007, the Company entered into a revolving credit agreement with a financial institution.  The credit agreement provides for borrowings up to $1.0 million based on certain defined calculations.  Under the terms of the credit agreement, interest is payable monthly at 8.00% per annum until April 2008. On May 2008, the Company and the lender have agreed to modify the line of credit by extending the term of the loan to mature in April 2009 with extra payment of $100,000 upon execution of the loan amendment.  Total principal owed at September 30, 2008 was $278,019. In February 2008, the Company entered into a revolving credit agreement with a Bank of America.  The credit agreement provides for borrowings up to $92,500. The adjusted interest rate is a rate per annum equal to the Wall Street Journal Prime Rate plus 4.5 percentage points. Total principal owed at September 30, 2008 was $92,000.  This credit line is not subject to covenants that may restrict the availability of the funds.

The Company may in the future borrow additional amounts under new credit facilities or enter into new or additional borrowing arrangements. We anticipate that any proceeds from such new or additional borrowing arrangements will be used for general corporate purposes, including launching marketing initiatives, purchase inventory, acquisitions, and for working capital.  The largest shareholder has orally pledged to provide financing to the company should it require additional funds.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Historically, the Company has incurred significant losses, and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy its liabilities and sustain operations.

The Company may require additional funds and may seek to raise such funds though public and private financings or from other sources. There is no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to the Company or that any additional financing will not be dilutive. The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern which assumes the realization of assets and settlement of liabilities in the normal course of business for a reasonable period of time. As of September 30, 2008, the conditions discussed above have created uncertainty about the Company's ability to continue as a going concern.

F-5

The Company, taking into account the available banking facilities, internal financial resource, and its largest shareholder’s pledge, believes it has sufficient working capital to meet its present obligation for at least the next twelve months. Management is taking actions to address the company's financial condition and deteriorating liquidity position.  These steps include adjusting the company’s product portfolio to cater to what management believes is a sustained shift in consumer demand for smaller, more fuel efficient vehicles.  Specifically, the company plans to develop a smaller sized wheel in the 17” range to fit smaller cars.  Management believes that by expanding into this market it can capitalize on consumer demand and drive revenue growth.  In an effort to mitigate freight charges, Mizati is speaking to distributors in markets outside of California about the possibility of shipping products directly from the manufacturers to their warehouse.  This would reduce our freight charges on long distance shipping orders and allow the company to offer more competitive pricing.  Management believes that this can be a key driver of expansion into new markets and revenues.

NOTE 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits and short-term investments with an original maturity of three months or less.

Accounts Receivable

Accounts receivable and other receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed.  We assess the collectability of our accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.  Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

Inventory

Inventories are comprised of finished goods held for sale.  We record inventories at the lower of cost or market value, with cost generally determined on a first-in, first-out basis.  We establish inventory reserves for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions.  If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves could be required.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to thirty-nine years.  Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the lease or the estimated useful life of the asset.  Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Reclassifications

Certain comparative amounts have been reclassified to conform to the current period's presentation.

Revenue Recognition

We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.  We recognize revenue for product sales upon transfer of title to the customer.  Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement.  Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data, and other factors known at the time. Historically these amounts have not been material.

F-6

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial assets and liabilities measured at fair value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This Statement defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157. This Staff Position delays the effective date of SFAS No. 157 for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 had no effect on the Company's consolidated financial position or results of operations.

Concentration of Credit Risk

The credit risk on liquid funds is limited because the majority of the counterparties are banks with high credit-ratings assigned by international credit-rating agencies and state-owned banks with good reputation.

The Company’s management monitors both vendor and customer concentration figures.  For nine month ended September 30, 2008, one customer accounted for 16% of sales while two suppliers accounted for 58% and 42% of purchases.   For nine months ended September 30, 2007, one customer accounted for 14% of sales while two suppliers accounted for 69% and 31% of purchases.

Deferred Taxes

We utilize the liability method of accounting for income taxes.  We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized.  In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance.  As a result of our cumulative losses, we have concluded that a full valuation allowance against our net deferred tax assets is appropriate.

In July 2006 the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 , which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met.  Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings.  Therefore, the actual liability may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities or deferred tax asset valuation allowance.

As a result of the implementation of FIN 48, the company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48.  The Company recognized no material adjustments to liabilities or stockholders’ equity in lieu of the implementation.  The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

F-7

Income Taxes

The Company determined that due to its continuing operating losses, no income tax liabilities existed at September 30, 2008 and December 31, 2007.  The Company  amended its 2006 tax return filings and has classified both income taxes paid in 2007 and 2006 as refundable income taxes on the consolidated balance sheets at September 30, 2008 and December 31, 2007.

Long Lived Assets

We account for the impairment and disposition of long-lived assets which consist primarily of intangible assets with finite lives and property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  Recoverability of these assets is determined by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets.  If the carrying value is determined not to be recoverable from future operating cash flows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets.  Based upon management’s assessment, there was no impairment at September 30, 2008 and December 31, 2007.

Intangible Assets

The Company evaluates intangible assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets and other long-lived assets is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.

Contingencies

From time to time we are involved in disputes, litigation and other legal proceedings. We prosecute and defend these matters aggressively. However, there are many uncertainties associated with any litigation, and we cannot assure you that these actions or other third party claims against us will be resolved without costly litigation and/or substantial settlement charges.  We record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated.  However, the actual liability in any such disputes or litigation may be materially different from our estimates, which could result in the need to record additional costs.

Advertising Costs

We expense advertising costs as incurred.  Advertising expenses were $56,124 and $36,663 for the nine months periods ended September 30, 2008 and 2007, respectively.

Net Loss per Common Share

Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted net income per share reflects the potential dilution of securities by including common stock equivalents, such as stock options, stock warrants and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive.  At September 30, 2008 and December 31, 2007, there were no potentially dilutive securities.

NOTE 4 RECENT ACCOUNTING PRONOUNCEMENTS

In May 0f 2008, FSAB issued SFASB No.162, The Hierarchy of Generally Accepted Accounting Principles.  The pronouncement mandates the GAAP hierarchy reside in the accounting literature as opposed to the audit literature.  This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy.  This pronouncement will become effective 60 days following SEC approval.  The company does not believe this pronouncement will impact its financial statements.

F-8

NOTE 5 ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	September 30, 2008	December 31, 2007
Accounts receivable	$357,668	$95,041
Less: Allowance for Bad Debts	(23,745)	(20,495)
	$333,923	$74,546

NOTE 6 LAND AND BUILDINGS HELD FOR SALE

In February 2008, the Company relocated its facilities from Walnut, California to Pomona, California.  The Company previously purchased the Walnut, California facility which includes land and two buildings and elected to hold for sale the facility in early 2008.  As such, the Company has reflected these amounts as land and buildings held for sale in the accompanying consolidated balance sheet at December 31, 2007.

The land and buildings had been reclassified in the 2007 financial statements presentation to current assets as the Company expects to sell the property in 2008.  In June and September 2008, the Company sold the two buildings and its corresponding land with net book value of $2,530,661 at a total price of $2,670,000, resulting in net proceeds of $2,370,156 after closing costs and incurred a loss of $198,221 on the sale.  The Company used the proceeds received from the sale of land and property to extinguish the related mortgage notes payable (see note 11).  The net book value of the property exceeds the Mortgage notes payable by $337,716 as of December 31, 2007.

	September 30, 2008	December 31, 2007
Land	$-	$1,260,000
Buildings and building improvements	-	1,321,337
	-	2,581,337
Less accumulated depreciation	-	(43,621)
Land and buildings held for sale, net	$-	$2,537,716

Depreciation expense related to land and buildings held for sale amounted to $7,055 and $31,749 for the nine months ended September 30, 2008 and 2007, respectively.

NOTE 7 PROPERTY AND EQUIPMENT

Property and equipment consist of the following at September 30, 2008 and December 31, 2007:

	September 30, 2008	December 31, 2007	Useful Lives
Automobiles	$25,676	$25,676	5 years
Furniture and fixtures	16,897	16,897	10 years
Software	10,735	10,735	3 years
	53,308	53,308
Less: Accumulated depreciation	(32,913)	(25,742)

Property and equipment, net	$20,395	$27,566

Depreciation expense related to property and equipment amounted to $7,169 and $6,686 for the nine months ended September 30, 2008 and 2007, respectively.

F-9

NOTE 8 INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 30, 2008	December 31, 2007
Amortized intangibles:
Patents and trademarks, net of accumulated amortization of $3,232 and $2,491	$4,308	$4,599
Total intangible assets, net	$4,308	$4,599

NOTE 9 LINES OF CREDIT

Line of credit agreements consist of the following at September 30, 2008 and December 31, 2007:

	September 30, 2008	December 31, 2007
(a) Line of credit, financial institution	$90,000	$80,000
(b) Line of credit, financial institution	278,019	293,123
(c) Line of credit, financial institution	92,000	-
Total	$460,019	$373,123

(a) In March 2006, the Company entered into an unsecured revolving credit agreement with a financial institution. The credit agreement provides for borrowings of up to $90,000.  Under the terms of the credit agreement, interest is payable monthly at approximately 10.00% per annum until March 2008.   The Company had a balance owed of $90,000 and $80,000 at September 30, 2008 and December 31, 2007, respectively.  The line of credit renews automatically on an annual basis.

(b) In April 2007, the Company entered into a revolving credit agreement with a financial institution.  The credit agreement provides for borrowings up to $1.0 million based on certain defined calculations.  Under the terms of the credit agreement, interest is payable monthly at 8.00% per annum until April 2008. On May 2008, the Company and the lender have agreed to modify the line of credit by extending the term of the loan to mature in April 2009 with extra payment of $100,000 upon execution of the loan amendment.  Total principal owed at September 30, 2008 and December 31, 2007 was $278,019 and $293,123, respectively.

(c) In February 2008, the Company entered into a revolving credit agreement with a financial institution.  The credit agreement provides for borrowings up to $92,500.  Under the terms of the credit agreement, the interest rate is 10.5% per annum.  The interest is adjusted every January 1, April 1, July 1, and October 1.  The adjusted interest rate is a rate per annum equal to the Wall Street Journal Prime Rate plus 4.5 percentage points.  The loan is secured by a personal guarantee from CEO, Hazel Chu, as well as the Company’s assets, with an expiration date in February 2015.  Total principal owed at September 30, 2008 was $92,000.

NOTE 10 NOTES PAYABLE

Notes payable consist of the following at September 30, 2008 and December 31, 2007:

	September 30, 2008	December 31, 2007
(a) Note payable, automobile loan	$2,851	$9,985
(b) Note payable, individual loan	400,000	200,000
Total notes payable	402,851	209,985
Less: Current portion	(402,851)	(209,985)
Total notes payable, long term	$-	$-

 (a) In January 2006, the Company entered into an auto loan agreement.  The loan was for $26,000 and is for payable in monthly installments of $713.00 for a period of 36 months starting on March 13, 2006 and ending on March 13, 2009.  There is no interest on the auto loan agreement.

 (b)  In December 2007, the Company entered into a promissory note with a private individual.  The promissory note for $200,000 has a term of 12 months, is unsecured and bears interest at 10% per annum.  In July 2008, the Company borrowed another $200,000 from this individual that is unsecured and bears interest at 12% per annum.

F-10

NOTE 11 MORTGAGE NOTES PAYABLE ON LAND AND PROPERTY HELD FOR SALE

Mortgage notes payable on land and properties held for sale consist of the following at September 30, 2008 and December 31, 2007:

	September 30, 2008	December 31, 2007
(a) Mortgage loan payable	-	1,213,685
(b) Note payable, Small Business Administration loan	-	986,486
Total mortgage notes payable on land and property held for sale	-	2,200,171
Less: Current portion	-	(2,200,171)
Total mortgage notes payable on land and property held for sale, long term	$-	$-

(a) In December 2006, the Company entered into a mortgage loan agreement to acquire its warehouse and executive offices.  The term of the loan is for 39 years, and is payable in monthly installments of $8,835 including interest at a rate of 7.08% per annum.  The loan is secured by the land and buildings being held for sale and all of the Company assets.  In June 30, 2008, the Company extinguished the debt with the proceeds received from the sale of one building and corresponding land.

(b) In February 2007, the Company entered into a Small Business Administration loan for $1,012,000.  The term of the loan is for 20 years, and is payable in monthly installments that average $7,500 including interest at a rate of 5.57% per annum.   The proceeds from this loan were used to pay down a portion of the mortgage loan agreement dated in December 2006.   The loan is secured by the land and buildings being held for sale.   In June 2008, the Company extinguished this debt from the proceeds received from the sale of one building and corresponding land held for sale and from a bridge loan of $790,000 received from a secured rate note entered into in June 2008. This bridge loan was also paid off when the company sold the second building and corresponding land in September.

NOTE 12 NOTES PAYABLE AND ADVANCES FROM RELATED PARTIES

The Company’s President and Chief Executive Officer loaned the Company funds in exchange for promissory notes.  The promissory notes are for a period of 60 months, due from March 2011 to December 2012, and bear no interest.  The Company recorded an imputed interest expense of $22,000 and $18,945 for the nine months ended September 30, 2008 and 2007, respectively, for financial statement purposes based on the Company’s average cost of capital of 7.5%.  The total amount owed was $472,601 and $423,300 as of September 30, 2008 and December 31, 2007, respectively.

In May 2001, the Company entered into a loan agreement with Autolace, Inc., a business owned by the Company’s current President and Chief Executive Officer.  The total balance owed as of September 30, 2008 and December 31, 2007 was $133,945 at both periods.  The notes are for a period of 90 months, due in 2009, unsecured, and with interest payable monthly at approximately 10.00% per annum.

Future maturities due under notes payable and advances from related parties are as follows:

As of September 30,	Amount
2009	$606,546
Thereafter	—
Total future maturities	$606,546

F-11

NOTE 13 STOCKHOLDERS’ EQUITY

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

Preferred Stock

The Company’s Articles of Incorporation authorizes the issuance of Preferred Stock with designations, rights and preferences determined from time to time by our Board of Directors.  Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock.

Increase in Authorized Common Shares and Par Value

In February 2006, the Company’s board of directors authorized an increase in the number of common shares issuable from 5,000 shares to 200 million shares.  In addition, the par value per common share was reduced from $80.00 to $0.0001 per common share.

Shares Issued in Lieu of Promissory Notes

In March 2006, the Company’s Board of Directors authorized the Company to sell and issue common shares 159,909 common shares at $0.20324 per share for an aggregate amount of $32,500.  The Company obtained three year full recourse promissory notes bearing interest at 8.0% as consideration for the common shares issued which have been reflected as a stock subscription receivable at September 30, 2008 and December 31, 2007.  As of September 30, 2008, no principal or interest payments have been received on the promissory notes.

Shares Issued for Service Performed

On December 10, 2007, the Company entered into a one year contract with a consulting firm Aware Capital Consultants (Aware). The consulting services includes introducing the Company’s products to Aware contacts; identification of companies or products that the Company might acquire; identifying companies and/or products that the Company might acquire that would be complimentary to it’s business; and assistance to any such acquisitions.

The Company agreed to compensate Aware (i) 492,027 of the Company’s common shares (ii) 10% consulting fees for any funding obtained from a third party and (iii) Fees to be agreed upon as a result of any mergers, acquisitions or business combinations, sales agreements and dealings.

The Company valued the 492,027 common shares at December 31, 2007, for $100,000 or $0.20324 per share. Given that the trading volume of the Company’s common shares in the market significantly fluctuated, the closing price per share may not be indicative.  As such, the $0.20324 per share was determined based on prior year private placements wherein the Company sold its common shares for cash for $0.20324 per share. The Company estimates that $0.20324 per share is still the current fair market value of its common shares at December 10, 2007 due to absence of any significant changes in the Company’s structure, operations or business. The $100,000 was recorded to Professional Fees.

The entire compensation to Aware of $100,000 was expensed as of December 31, 2007 as all the share issuance vested immediately and is non-forfeitable with no penalty for non-performance. Whether Aware provides the consulting work as promised or not, the shares granted to Aware vest upon issuance. In addition, if the agreement provides that the benefits to be received from the services are considered impaired at the outset of the transaction the value of such stock grant generally should be expensed upon issuance of the equity instrument.

In July 2008, the Company issued 35,150,433 common shares at $0.000004 per share to the thirteen original shareholders for professional and administrative services previously provided to the Company.

Stock Splits

On June 30, 2008, the Company’s Board of Directors approved a 1 for 10,000 reverse stock split for its common stocks.  As a result, stockholders of record at the close of business on June 30, 2008 received one (1) share of common stock for every ten thousand (10,000) shares held.

F-12

On July 24, 2008, the Company’s Board of Directors approved a 9,840.546697 for 1 forward stock split for its common stocks.  As a result, stockholders of record at the close of business on July 24, 2008 received 9,840.546697 shares of common stock for every one (1) share held.

Common stocks, additional paid-in capital, number of shares, and per share data for prior periods have been restated to reflect the stock splits as if they had occurred at the beginning of the earliest period presented.

NOTE 14 COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease office space, automobiles and equipment under non-cancelable operating leases, which expire at various dates through February 2013.  Operating lease expenses was $227,360 and $37,537 for the nine months ended September 30, 2008 and 2007, respectively.

Future minimum lease payments due subsequent to September 30, 2008 under all non-cancelable operating leases for the next five years are as follows:

Total
1 year after	$294,959
2 years after	317,729
3 years after	329,757
4 years after	341,784
5 years after	145,668
Total minimum lease payments	$1,429,897

NOTE 14 DISCONTINUED OPERATIONS

On July 1, 2007, a wholly owned subsidiary of the Company, Wheel Lots, LLC, started its operations catering to a fast-growing industry of custom luxury alloy wheels on a rent-to-own basis through retail store outlets. The Company invested approximately $213, 544 to Wheel Lots, with the intention of recouping its investments once Wheel Lots becomes profitable. However, due to sub-par performance and losses incurred, the Company decided to discontinue the operations of Wheel Lots on Dec. 21, 2007.

The Company accounted the loss from operations of Wheel Lots under Loss from Discontinued Operations due the uniqueness and peculiarity of its operations and customer base compared to the Company, Wheel Lots’ parent. Wheel Lots caters only to retail customers and its main line of business is renting its merchandises to retail customers with the option of eventually owning or purchasing it at the end of the term. The operations and cash flows from the sale of our products previously sold through Wheel Lots will be eliminated from our ongoing operations.  The Company sells directly its merchandises directly to distributors.

NOTE 15 INCOME TAXES

At December 31, 2007, the Company had Federal net operating loss carryforwards of approximately $868,000 expiring beginning in 2008 in varying amounts through 2027.  The Company also had California state net operating loss carryforwards of approximately $ 967,000 expiring beginning in 2008 in varying amounts through 2017.

SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. Due to the restrictions imposed by Internal Revenue Code Section 382 regarding substantial changes in ownership of companies with loss carryforwards, the utilization of the Company’s net operating loss carryforwards will likely be limited as a result of cumulative changes in stock ownership.  As such, the Company recorded a 100% valuation allowance against its net deferred tax assets as of September 30, 2008 and December 31, 2007.  As a result of the Company’s significant operating loss carryforwards and the corresponding valuation allowance, no income tax benefit has been recorded for the nine months ended September 30, 2008 and 2007, respectively.

F-13

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On January 8, 2008, the Company appointed Weinberg & Company, PA (“Weinberg”) as the Company’s independent auditors for the fiscal years ending December 31, 2007 and 2006.

The Company believes that the appointment of Weinberg to audit the Company’s financial statements for the fiscal years ending December 31, 2007 and 2006 is in the best interest of the Company and its shareholders. During the last two fiscal years, the Company did not consult Weinberg on any matters requiring disclosure.

On October 15, 2008, the Board of Directors (the "Board") of the Company dismissed Weinberg as the Company’s independent registered public accounting firm.  The Company’s Board of Directors participated in and approved the decision to change our independent registered public accounting firm.

Weinberg's reports on our financial statements for fiscal years 2007 and 2006 and during the subsequent interim period through October 15, 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s most recent two (2) fiscal years and the subsequent interim period through October 15, 2008, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with Weinberg’s opinion to the subject matter of the disagreement.

During the Company’s most recent two (2) fiscal years and the subsequent interim period through October 15, 2008, there had been no reportable events with the Company as set forth in Item 304(a)(i)(v) of Regulation S-K.

The Company requested that Weinberg furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.

On October 15, 2008, the Board appointed KCCW Accountancy Corp. (“KCCW”) as the Company’s new independent registered public accounting firm. The decision to engage KCCW was approved by the Company’s Board of Directors on October 15, 2008.

During the most recent two (2) fiscal years and the subsequent interim period through October 15, 2008, the Company did not consult with KCCW regarding (1) the application of accounting principles to a specified transaction, (2) the type of audit opinion that might be rendered on the Company’s financial statements, or (3) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

ITEM 15 EXHIBITS

Exhibit
Number	Description

Exhibit 3.1	Articles of Incorporation

Exhibit 3.2	By-Laws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2009	MIZATI LUXURY ALLOY WHEELS, INC.

	By:	/s/ Hazel Chu
Name: Hazel Chu
Title: Chief Executive Officer, Chief Financial Officer and President